

February 7, 2011

Sarah N. Nielsen
Chief Financial Officer
Winnebago Industries, Inc.
P.O. Box 152
Forest City, Iowa 50436

> Re: **Winnebago Industries, Inc.**
> **Form 10-K for Fiscal Year Ended August 30, 2010**
> **Filed October 26, 2010**
> **File No. 001-06403**

Dear Ms. Nielsen:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended August 30, 2010

Management's Discussion and Analysis, page 12
Critical Accounting Estimates, page 21

1. Please disclose the significant judgments, assumptions, and uncertainties associated with the loss reserve for repurchase commitments and the respective factors subject to estimation and variability. For factors that are variable, disclose those most subject to change and the related sensitivity to change. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. For example, you disclose in note 1 (Repurchase Commitments) in the consolidated financial statements that there are two significant assumptions associated with establishing the loss reserve: (1) the percentage of dealer inventory that will be required to repurchase as a result of dealer defaults, and (2) the loss that may be incurred when repurchased inventory is resold. In

discussing these two significant assumptions, we believe that your disclosure would be significantly enhanced by quantifying the estimated percentage range that you have used in developing the assumptions for each of the two factors. In this regard, you can disclose a range in the percentage of dealer inventory that you have assumed to be repurchased and the percentage loss assumed from the amount of repurchased inventory that is ultimately sold. Also, it appears your disclosure should also include any uncertainties and reasons the assumptions change from period to period including the different circumstances where the lower and upper end of the estimated range of assumptions may be more appropriate. In addition, to enlighten a reader on the impact and magnitude of this potential liability, we suggest a sensitivity analysis for the effect of a change (e.g. 10%) in each of the factors. Please revise and provide any other additional information that may be appropriate under your circumstances.

Company Outlook, page 14

2. We note the severity of the decline in sales and revenues that you experienced in fiscal 2009 and disclosures concerning reduced levels of inventory willing to be carried by dealers, your greatly reduced backlog, and the unstable market factors impacting your industry. We also note that industry shipments have subsequently improved and are considered "in line with retail demand" as a result of dealer levels reaching equilibrium with retail demand. Despite signs of improvement, the current industry outlook for 2011 is for shipments to increase to 26,500 units, approximately half of the industry's historical average. In light of this forecast, please expand your outlook section to provide management's assessment of the effect on margins and liquidity should the negative economic and market factors continue for a prolonged period. Include an assessment of the company's ability to sustain operations costs, recover fixed assets, and maintain physical capacity at present level should dealers not resume their previous buying patterns. To the extent that you plan to use sales promotions and incentives, please discuss any plans and the expected related impact on revenue.

3. Please discuss management's expectation of future dealer buying patterns including whether historical buying patterns are expected to return, and discuss any plans management expects to implement to accommodate these changes.

Results of Operations, page 15

4. We note that you attribute a portion of the significant improvement in fiscal 2010 to increased order activity from dealers replenishing their low levels of inventory from the significant reduction of levels in the prior periods. To the extent possible, please expand your results of operations discussion to quantify the amount of revenue attributable to the replenishment of inventory and the amount attributable to sales to end users.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief